

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

November 22, 2010

<u>By Facsimile and U.S. Mail</u>

Mitchell Raab
Seneca Capital Investments, LP
590 Madison Avenue, 28<sup>th</sup> Floor
New York, NY 10022

> **Re:** **Dynegy Inc.**
> **Schedule 14A filed by Seneca Capital International Master Fund, L.P. et al.**
> **Filed November 15, 2010**
> **File No. 1-33443**

Dear Mr. Raab:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

1. Please revise to include a background discussion of the contacts between the participants and the issuer during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

2. We note that for the proposals to be adopted, written consents must be delivered to Dynegy within 60 calendar days of the date of the earliest dated consent delivered to Dynegy. In an appropriate section, please disclose how you intend to notify security holders of the date of the earliest dated consent.

Proposal 1: Removal of Directors, page 2

3.  Please revise to state whether you are seeking to remove the two current directors with or without cause.  Please also describe and quantify the financial consequences to the company in connection with the removal of the two directors.

Proposal 2: Election of Nominees, page 2

4.  In an appropriate section, please revise to state that there is no assurance that the remaining directors, will serve with either of your board nominees.

5.  Please address how vacancies resulting from the removal of directors will be filled if the majority consent required is not obtained to fill one or both of these vacancies.  For example, will the vacancies merely continue until the next election of directors or will you re-solicit consents?

6.  Please revise or provide us with supplemental support for your statements concerning each nominee's prior experience in generating stockholder returns.  In addition, please describe Mr. Harrison's business experience since 2009.

Proposal 4: Strategic Review of the Company' Assets, page 6

7.  For Proposals 4 through 9, please revise to briefly describe the reasons and effect of each proposal.

Proposal 9: Unwind the Reverse Stock Split, page 8

8.  Please revise to describe the reverse stock split to which you refer and whether there are sufficient authorized shares for a forward stock split.

Solicitation of Consents, page 15

9.  We note that consents will be solicited by mail, telephone, telefax, telegraph, the Internet, e-mail, newspapers and other publications, and in person.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

10. Please disclose the estimated costs of the solicitation by filling-in the blanks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,


Peggy Kim
Special Counsel
Office of Mergers & Acquisitions